Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

August 22, 2006

Dear Sirs:

All applicable Exchanges and Commissions

Subject:

EUROZINC MINING CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject

Corporation:

1.   Meeting Type

: Special Meeting

2.   CUSIP/Class of Security entitled to receive notification

: 298804105/CA2988041059/COMMON

3.   CUSIP/Class of Security entitled to vote

: 298804105/CA2988041059/COMMON

4.   Record Date of Notice

: 18 Sep 2006

5.   Record Date for Voting

: 18 Sep 2006

6.   Beneficial Ownership determination date

: 18 Sep 2006

7.   Meeting Date

: 19 Oct 2006

8.   Meeting Location

: Vancouver, BC

Sincerely,

Brian Kim

Meeting Specialist

Client Services Department

Tel: 604.661.9400 Ext 4139

Fax: 604.661.9401